FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: October 17, 2007	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO FOUNDATION INAUGURATES

COMMUNITY OFFICES AT TWANGIZA, LUGUSHWA AND NAMOYA

Bukavu, DR Congo – October 15, 2007 – The Banro Foundation, an initiative of Banro Corporation (TSX: BAA, AMEX: BAA) today officially opened its new community office in Twangiza, and will be inaugurating new community offices on October 16 and 17 in Lugushwa and Namoya. The community offices, each staffed by a local Banro Foundation secretary, will be administrative centres for the work of the Banro Foundation in promoting social and economic development.

Among the honoured guests at the today’s opening ceremony were the Governor of South Kivu province, provincial cabinet ministers, members of the provincial parliament, and officials of the Roman Catholic Church and local Protestant Churches. The local Banro Foundation committee in each location, which is comprised of leading members of the community and representation from Banro Corporation, were also among the special guests. The Banro Foundation committees identify and recommend community projects for funding by the Banro Foundation and help oversee the development of such projects.

Dèsire Sangara, Vice-President of Government Relations for Banro Corporation, said at the opening: “We are thrilled to mark this major milestone in the evolution of the Banro Foundation. While the Banro Foundation has to date completed a number of projects, we view today’s opening as the beginning of a vigorous effort to ensure that the communities near Banro’s operations benefit from the development of the region’s mineral deposits.”

ABOUT THE BANRO FOUNDATION

The Banro Foundation is a registered charity in the Democratic Republic of the Congo with a mandate to support education, health and infrastructure improvements, as well as provide humanitarian assistance as needed. The Banro Foundation is funded by Banro Corporation.

A number of guiding principles steer the work of the Banro Foundation. The Foundation focuses on needs identified by the local communities and invests in improvements that benefit communities as a whole. Whenever possible, the Foundation employs local labour in its initiatives.

A number of new community initiatives are being launched as part of the inauguration ceremonies:

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New projects at Lugushwa include construction of a new medical clinic and the building of a Women’s Centre to be used for the teaching of sewing and other skills. Rehabilitation of the Lugushwa-Tukenga road is also planned.

At Namoya, new projects include rehabilitation of the local medical clinic and construction of the Sarambila Institute secondary school.

Projects proposed by the local Banro Foundation committee at Twangiza include the supply of potable water to the community, construction of three new schools and provision of stationary supplies to local schools.

The Banro Foundation has to date completed several social development projects. Most recently, the Foundation built the Ntiaso bridge and put in place the supply of potable water to a village in Lugushwa. It is also in the process of completing construction of the Kadubo bridge. Meanwhile, local residents in Namoya are finishing repairs to the Roman Catholic Church with building materials supplied by the Banro Foundation. The Foundation also provides writing supplies and desks, built by local carpenters, to primary schools. In the area of health care, it has focused on infrastructure development and distributes beds, blankets, and mosquito netting to medical clinics. Construction of roads and bridges is also an ongoing priorty.

ABOUT BANRO CORPORATION

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (DRC). Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman, United Kingdom, Tel: (44) 870-351-7904, Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.